Mail Stop 4561

      September 23, 2005

Henry P. Hoffman
President, Chief Executive Officer and
Chairman of the Board
Siricomm, Inc.
2900 Davis Boulevard, Suite 130
Joplin, Missouri  64804


	Re:	Siricomm Inc.
   Form 10-KSB for the Fiscal Year Ended
   September 30, 2004
		Filed January 13, 2005

Dear Mr. Hoffman:

	We have reviewed your response to our letter dated August 1, 2005 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Note 5. Stockholders` Equity, page F-12

1. Please refer to comment 2 of our letter dated August 1, 2005. We have reviewed your response and note your current classification of your Series A Preferred Stock as permanent equity. We also note in your disclosure that this preferred stock is convertible into common stock at the option of the holder or is redeemable for cash at a fixed or determinable price at the option of the holder three years subsequent to the date of issuance. Based on your disclosure, it appears that this preferred stock is conditionally redeemable and does not meet the definition of a mandatorily redeemable financial instrument under SFAS 150. We believe that, based on the characteristics of this preferred stock, these amounts should be classified outside of permanent equity and presented between liabilities and stockholders` equity on the balance sheet in accordance with EITF Topic D-98. We also believe that the reclassification of amounts related to preferred stock (approximately
$251,000) from stockholders` equity is significant to your Consolidated Balance Sheet and financial statements. Please amend your 10-KSB for the fiscal year ended September 30, 2004 and each subsequent 10-QSB for these reclassifications or tell us why revision is not necessary.

2. Please refer to comment 3 of our letter dated August 1, 2005. We note your response and we believe that to the extent that you amend your 10-KSB for the fiscal year ended September 30, 2004 and each subsequent 10-QSB for the preferred stock reclassifications, you should include a line item for the cumulative dividends and accretion on your preferred stock in your computation and presentation of your net loss per share attributable to your common shareholders in your consolidated statements of operations on page F-4.

3. If you determine that amendments to your periodic Exchange Act reports are necessary as a result of the comments above, tell us how you considered the revisions to your financial statements for amounts related to the preferred stock reclassification in disclosing information relating to your disclosure controls and procedures and your internal controls, pursuant to Item 307 and 308 of Regulation S-
B in your periodic Exchange Act reports.

4. In connection with our prior comment letter dated August 1, 2005, we note that you did not provide, as previously requested, a statement in writing that the company acknowledges that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide us with these acknowledgements and be advised that a letter signed by counsel would not satisfy the requirement of this comment. In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Patrick Gilmore at (202) 551-3406, Thomas
Ferraro at (202) 551-3225 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

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Henry P. Hoffman
Siricomm, Inc.
September 23, 2005
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